 Filed by Alexion Pharmaceuticals, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Alexion Pharmaceuticals, Inc.
(Commission File No. 000-27756)
Date: December 14, 2020

ALL-EMPLOYEE EMAIL

To: All Employees

From: Ludwig Hantson

Subject: The Next Phase of Our Journey

Dear Colleagues,

Just a few moments ago, we made an important announcement about the next phase of our journey as a patient-focused and science-led organization. In a joint announcement with AstraZeneca, we shared the news that we have entered into a definitive agreement to become part of AstraZeneca  – a move that advances our shared mission of following the science and using innovative approaches to develop life-changing medicines for patients.

I am very proud of this company and of the hard work and dedication that has led us to this point. For nearly 30 years, Alexion has been committed to transforming the lives of patients with rare and devastating diseases. We have blazed trails many thought were impossible – first demonstrating the transformative power of C5 inhibition in PNH and building on that success to establish our current portfolio of five life-saving medicines and more than 20 development programs. Most impressively, we have continued to deliver on our promise and mission to serve patients and keep them at the center of all we do while significantly evolving and rebuilding the company.

Following careful consideration and extensive deliberation, together with our Board of Directors, we decided that this combination offers important benefits for all our stakeholders, including employees. Our proposed combination with AstraZeneca will broaden our footprint, enabling us to help more patients, pursue innovative science in new areas and extend our reach into more rare disease communities. Importantly, it also provides new opportunities for our colleagues and delivers significant value for our shareholders, who will also have an important stake in the combined company.

Through our discussions, it has become very clear that Alexion and AstraZeneca have a shared mission and purpose, as well as highly complementary cultures, centered on creating value for patients through the development and delivery of innovative medicines. We also both have incredibly strong track records for innovation and leadership in our respective – and complementary – therapeutic areas of focus.

AstraZeneca intends to create a new Rare Disease unit that will collaborate with their existing therapy area teams and will establish Boston as its global rare disease headquarters. By combining our expertise in rare diseases with AstraZeneca ’s comprehensive global reach and broad portfolio, I firmly believe we will substantially expand our impact to the patients we can serve around the world.

Learning More

There are several opportunities over the coming days to learn more about AstraZeneca and the opportunities offered by this combination, including:

•
Today, at 9:00 a.m. EST, Aradhana and I will participate in AstraZeneca ’s investor call to discuss the proposed transaction, including the strategic and financial rationale for the combination. I encourage you all to listen in; you can access the webcast through the following link and/or dial-in:

https://astrazeneca.zoom.us/s/99546038702
+44 203 481 5237
+46 8 5052 0017
+1 301 715 8592
ID: 995 4603 8702 | PW: 12121220

•
Monday, December 14, at 9:00 a.m. EST, we will host a Special CEO Chat to share additional thoughts on the announcement and answer questions. You will receive an invitation to join this webcast shortly.

•	See here for key messages and FAQs. In addition, we will establish a dedicated ACE page in the coming days that we will continue to update as we have more information to share.

We understand that you may have many questions; we may not have all the answers immediately, but we are committed to being as transparent and timely as possible in our communications throughout this process.

Next Steps

We expect the transaction to close in the third quarter of 2021, following approval by AstraZeneca and Alexion shareholders, receipt of certain regulatory approvals and satisfaction of other customary closing conditions.

Every day our work translates to saving lives. The best way we can continue to help patients is by maintaining our focus on our work each day – supporting customers and patients, following through on our corporate objectives, and delivering on our patient-driven mission. We have set important strategic ambitions, including 10 launches by 2023, quadrupling the number of U.S. neurology patients receiving our medicines by 2025 and re-powering ANDEXXYA/ONDEXXYA; it is critical we continue to work towards achieving these ambitions for the patients we serve.

Thank you for your continued dedication and commitment. I look forward to speaking with you all soon.

Best Regards,

Ludwig

CONFIDENTIALITY REMINDER: During the period from announcement to close, we remain two independent companies and will continue to operate as such. Until the transaction has closed, you must not reach out to AstraZeneca employees unless you are doing so as part of everyday business. Should you require guidance, please contact Brett.Budzinski@alexion.com.

Additional Information and Where to Find It

In connection with the proposed transaction, AstraZeneca intends to file with the SEC a registration statement on Form F-4 that will include a proxy statement of Alexion and that also constitutes a prospectus of AstraZeneca.  Each of Alexion and AstraZeneca may also file other relevant documents with the U.S. Securities and Exchange Commission (“SEC”) regarding the proposed transaction.  This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Alexion or AstraZeneca may file with the SEC.  The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of Alexion.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (if and when available) and other documents containing important information about Alexion, AstraZeneca and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Alexion will be available free of charge on Alexion’s website at http://www.alexion.com or by contacting Alexion’s Investor Relations Department by email at InvestorRelations@alexion.com.  Copies of the documents filed with the SEC by AstraZeneca will be available free of charge on AstraZeneca’s website at https://www.astrazeneca.com/investor-relations.html or by contacting AstraZeneca’s Investor Relations department by email at global-mediateam@astrazeneca.com.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation

Alexion, AstraZeneca, their respective directors and certain of their executive officers and other employees may be deemed to be participants in the solicitation of proxies from Alexion’s stockholders in connection with the proposed transaction.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Alexion stockholders in connection with the proposed merger, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC.  Information about AstraZeneca’s directors and executive officers is available in AstraZeneca’s Form 20-F filed with the SEC on March 3, 2020, and other documents subsequently filed by AstraZeneca with the SEC.  Information about Alexion’s directors and executive officers is available in Alexion’s proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on March 26, 2020, and other documents subsequently filed by Alexion with the SEC.

Forward Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology.  These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Alexion’s and AstraZeneca’s control.  Statements in this communication regarding Alexion, AstraZeneca and the combined company that are forward-looking, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on Alexion’s and AstraZeneca’s businesses and future financial and operating results, the amount and timing of synergies from the proposed transaction, the terms and scope of the expected financing for the proposed transaction, the aggregate amount of indebtedness of the combined company following the closing of the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Alexion’s and AstraZeneca’s control.  These factors include, among other things, market factors, competitive product development and approvals, pricing controls and pressures (including changes in rules and practices of managed care groups and institutional and governmental purchasers), economic conditions such as interest rate and currency exchange rate fluctuations, judicial decisions, claims and concerns that may arise regarding the safety and efficacy of in-line products and product candidates, changes to wholesaler inventory levels, variability in data provided by third parties, changes in, and interpretation of, governmental regulations and legislation affecting domestic or foreign operations, including tax obligations, changes to business or tax planning strategies, difficulties and delays in product development, manufacturing or sales including any potential future recalls, patent positions and the ultimate outcome of any litigation matter.  Additional information concerning these risks, uncertainties and assumptions can be found in Alexion’s and AstraZeneca’s respective filings with the SEC, including the risk factors discussed in Alexion’s most recent Annual Report on Form 10-K, as updated by its Quarterly Reports on Form 10-Q, in AstraZeneca’s most recent Annual Report on Form 20-F and in each company’s future filings with the SEC.  Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to, the risks that:  a condition to the closing the proposed acquisition may not be satisfied; a regulatory approval that may be required for the proposed acquisition is delayed, is not obtained or is obtained subject to conditions that are not anticipated; AstraZeneca is unable to achieve the synergies and value creation contemplated by the proposed acquisition; AstraZeneca is unable to promptly and effectively integrate Alexion’ s businesses; management’s time and attention is diverted on transaction related issues; disruption from the transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of the combined company declines following the proposed acquisition; legal proceedings are instituted against Alexion, AstraZeneca or the combined company; Alexion, AstraZeneca or the combined company is unable to retain key personnel; and the announcement or the consummation of the proposed acquisition has a negative effect on the market price of the capital stock of Alexion or AstraZeneca or on Alexion’s or AstraZeneca’s and Alexion’s operating results.  No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Alexion or AstraZeneca.  Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the proposed transaction and/or Alexion or AstraZeneca, AstraZeneca’s ability to successfully complete the proposed transaction and/or realize the expected benefits from the proposed transaction.  You are cautioned not to rely on Alexion’s and AstraZeneca’s forward-looking statements.  These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements.  Neither Alexion nor AstraZeneca assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.